Exhibit 99.2

JINKOSOLAR HOLDING CO., LTD.

(incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD ON DECEMBER 27, 2023

NOTICE IS HEREBY GIVEN that an annual general meeting of JinkoSolar Holding Co., Ltd. (the “Company”) will be held at 10F, No.1, Lane 1466, Shenchang Road, Minhang District, Shanghai, China on December 27, 2023 at 10:00 a.m. (Beijing time) for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	As an ordinary resolution that Mr. Wing Keong Siew (whose resume is attached hereto as Exhibit A) be re-elected as a director of the Company;

2.	As an ordinary resolution that Mr. Yingqiu Liu (whose resume is attached hereto as Exhibit A) be re-elected as a director of the Company;

3.	As an ordinary resolution that the appointment of PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company for the fiscal year of 2023 be ratified;

4.	As an ordinary resolution that the directors of the Company be authorized to determine the remuneration of the Company’s auditors; and

5.	As an ordinary resolution that each of the directors of the Company be authorized to take any and all action that might be necessary to effect the foregoing resolutions 1 to 4 as such director, in his or her absolute discretion, thinks fit.

The board of directors of the Company has fixed the close of business on November 24, 2023 (New York time) as the record date (the “Record Date”). All holders of our ordinary shares, whether or not represented by American depositary shares (the “ADSs”), on the Record Date are entitled to receive notice of and to vote at our annual general meeting or any adjournment or postponement thereof.

For a copy of the Company’s 2022 Annual Report, containing the complete audited financial statements and report of the auditors for the year ended December 31, 2022, and the report of the board of directors, please visit the Investor Relations Section of the Company’s website at www.jinkosolar.com. We will provide all holders of our ordinary shares, upon request, a hard copy of our 2022 Annual Report free of charge.

If you are a holder of our ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s office at 10F, No.1, Lane 1466, Shenchang Road, Minhang District, Shanghai, China, Attention: Ms. Jojo Chang, or by email to jojo.chang@jinkosolar.com or by fax to Ms. Jojo Chang at 0086-21-51808600 as soon as possible and in any event no later than 10:00 a.m. December 25, 2023 (Beijing time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, JPMorgan Chase Bank, N.A., will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the ordinary shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying ordinary shares represented by the ADSs must act through the depository. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the depositary, and the depositary must receive your voting instructions in the manner and on or before the date specified. The depositary will try, to the extent practicable and legally permissible, subject to the provisions of or governing the underlying ordinary shares, to vote or to have its agents vote the ordinary shares as you instruct. The depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the underlying ordinary shares represented by the ADSs in accordance with your instructions insofar as practicable and permitted under the provisions of or governing the ordinary shares. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

BY ORDER OF THE BOARD OF DIRECTORS

Xiande Li
Chairman of the Board of Directors
Date: November 17, 2023

Exhibit A

Resume of candidates for directors of the Company:

Mr. Wing Keong Siew has been a director of the Company since May 2008. Mr. Siew has been in venture capital/private equity management since 1989 when he was Senior Vice President of H&Q Singapore. In 1995, he formed a joint venture with UBS AG to raise a China Private Equity Fund. He rejoined as the president of H&Q Asia Pacific China and Hong Kong from 1998 to 2003. Mr. Siew then founded Hupomone Capital Partners in 2003. Before joining the investment service industry, he was managing three high-technology multinational companies in Asia between 1978 to 1989, being the General Manager of Fairchild Systems for Asia, the Managing Director of Mentor Graphics Asia Pacific and the Managing Director of Compaq Computer Asia Corporation. Mr. Siew received his bachelor’s degree in electrical and electronics engineering from Singapore University in 1975 and his presidential/key executive MBA from Pepperdine University in 1999.

Mr. Yingqiu Liu has been an independent director of the Company since April 2015. Mr. Liu is a researcher and doctoral supervisor of the Chinese Academy of Social Sciences (“CASS”), a member of the All-China Federation of Industry and Commerce Think Tank Committee, a member of expert group of the Fifth the China Economic and Social Development Council of the CPPCC National Committee, and the director of Institute of Private economy, China Urban Development. Mr. Liu was previously the President of the University of Chinese Academy of Social Sciences, the Director General of the Center for Private Economic Studies in CASS, the Director of Socialist economic theory Research Department in Nankai University. Mr. Liu graduated from Nankai University with a doctor’s degree in economics in April 1991. In 1993, Mr. Liu was recognized as an expert who enjoys the life-time special allowance by the State Council. In 1996, Mr. Liu was recognized as an expert with outstanding contributions by CASS.